As confidentially submitted to the Securities and Exchange Commission on June 3, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TITAN MEDICAL INC.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Ontario, Canada (State of incorporation or organization)	98-0663504 (I.R.S. Employer Identification No.)

170 University Avenue
Suite 1000
Toronto, Ontario, Canada
M5H 3B3
(Address and telephone number of Registrant’s principal executive offices)

 C T Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address, and telephone number of agent for service)
______________________
With a copy to:

Dorsey & Whitney LLP
James Guttman
TD Canada Trust Tower
Brookfield Place
161 Bay Street
Suite 4310
Toronto, ON M5J 2S1
(416) 367-7376

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Unit(1)(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Shares
Warrants
Units
Total

(1)
There are being registered under this registration statement such indeterminate number of Common Shares, Warrants, and Units as shall have an aggregate initial offering price not to exceed $[●]. This registration statement also covers: (i) any common shares that may be issued upon exercise of warrants; and (ii) such indeterminate amount of securities as may be issued in exchange for, or upon conversion of, as the case may be, the securities registered hereunder.  Any securities registered by this registration statement may be sold separately or in any combination or as units with other securities registered under this registration statement. The proposed maximum initial offering price per security will be determined, from time to time, by the registrant in connection with the sale of the securities under this registration statement.  Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder also include such indeterminate number of common shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

No securities regulatory authority, including without limitation the SEC or any state securities commission, has expressed an opinion about, or approved or disapproved, these securities and it is a criminal offence to claim otherwise.  This short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

SUBJECT TO COMPLETION, [DATE], 2019

TITAN MEDICAL INC.

Common Shares

Units

Warrants to Purchase Common Shares

$[●]

Titan Medical Inc. (the “Company,”  “Titan,” “we,” “us” or “our”) may offer and issue from time to time (the “Offering”) common shares (“Common Shares” or “Shares”) of our company, warrants to purchase Shares (“Warrants”) and units consisting of Shares and whole or partial Warrants (“Units”, and together with the Common Shares and the Warrants, the “Securities”) or any combination thereof for up to an aggregate initial offering price of $[●] (or the equivalent thereof in other currencies) during the 36 month period that this registration statement (the “Prospectus”), including any amendments hereto, remains effective.  Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale as set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Shares, the number of Shares offered, the offering price, whether the Shares are being offered for cash, and any other terms specific to the Shares being offered, (ii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered, and (iii) in the case of Units, the number of Units offered, the offering price of the Units, the number, designation and terms of the Shares and Warrants comprising the Units and any procedures that will result in the adjustment of those numbers and any other specific terms applicable to the offering of Units.  Where required by statute, regulation or policy, and where Securities are offered in currencies other than United States dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions.  We may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws.  A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds we will receive and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TMD” and the NASDAQ (the “Nasdaq”) under the symbol “TMDI”.  On May 31, 2019 (the last trading day prior to the date of this Prospectus), the closing price of the Common Shares on: (i) the TSX was CAD $3.44; and (ii) the Nasdaq was $2.54.  We will apply to have any Common Shares distributed under this Prospectus listed on the TSX and the Nasdaq provided the Common Shares are currently listed or traded on such exchanges.  Any listing and admission will be subject to Titan fulfilling all of the listing requirements of the TSX and the Nasdaq, respectively.  Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed or admitted to trading on any securities exchange.

Our principal executive offices are located at 170 University Avenue, Suite 1000, Toronto, Ontario, Canada, M5H 3B3 (telephone 1-416-548-7522).

We have prepared this Prospectus in accordance with United States disclosure requirements.  Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences in the United States and in Canada.  Such consequences for purchasers who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement.  Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular Offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Titan is incorporated and governed under the laws of the Province of Ontario, Canada, that a number of our officers and directors are residents of countries other than the United States, that some or all of the underwriters, if any, may be residents of a foreign country, and a substantial portion of our assets and some of said persons are located outside the United States.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves a high degree of risk.  Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.  See “Risk Factors” beginning on page 12 of this Prospectus.

The date of this prospectus is ●, 2019

POWERS OF ATTORNEY	31

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement.  References to this “Prospectus” include documents incorporated by reference therein.  See “Documents Incorporated by Reference”.  The information in or incorporated by reference into this Prospectus is current only as of its date.  We have not authorized anyone to provide you with information that is different.  This document may only be used where it is legal to offer these Securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Forward-looking Statements

This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of United States securities laws relating to us that are based on the beliefs and estimates of our management as well as assumptions made by and information currently available to us.  Such forward-looking statements include, but are not limited to statements concerning:

●	our technology and research and development objectives, including development milestones, and achieving design freeze, estimated costs, schedules for completion and probability of success;

●	our intention with respect to updating any forward-looking statement after the date on which such statement is made or to reflect the occurrence of unanticipated events;

●
expectation with respect to planned acute and chronic animal studies and human cadaver studies to be conducted under Good Laboratory Practices and anticipation of filing and Investigational Device Exemption (“IDE”) with the U.S. Food and Drug Administration (“FDA”);

●
the Company’s expectation that the FDA will grant IDE approval and that the Company will then proceed to collect suitable confirmatory human data to support its 510(k) application to the FDA, and Technical File for the CE Mark;

●	expectation that it can in a timely manner produce the appropriate preclinical and clinical data required for its 510(k) application to the FDA, and Technical File for the CE Mark;

●	our expectation with respect to launching a commercial product in certain jurisdictions;

●
our intentions to develop a robust training curriculum and post-training assessment tools intentions to develop a robust training curriculum and post-training assessment tools that will be effective in ensuring that surgeons are appropriately trained to safely operate the Company’s single-port robotic surgical system;

●
our plans to develop and commercialize our single-port robotic surgical system and the estimated incremental costs (including the status, cost and timing of achieving the development milestones disclosed herein);

●
our plans to design, create and refine software for production system functionality of our single-port robotic surgical system and the estimated incremental costs (including the status, cost and timing of achieving the development milestones disclosed herein);

●	our intentions to complete formative and summative human factors studies;

●	our intentions with respect to initiating marketing activities following receipt of the applicable regulatory approvals;

●	our expectation for the surgical indications for, and the benefits of, our single-port robotic surgical system;

●	our intention to continue to assess specialized skill and knowledge requirements and the recruitment of qualified personnel and partners;

●
our belief that the specialized components, parts and  know-how necessary for the manufacture of  the single-port robotic surgical system, suitable for clinical use, will be available in the marketplace;

●
our belief that existing and planned systems will be suitable to support human factors studies, animal and human cadaver studies, human confirmatory studies, and 2019 activities related to filing its applications for regulatory clearance;

●	our intention of filing and prosecution of patent applications to expand the Company’s intellectual property portfolio as technologies are developed or refined;

●	our seeking of licensing opportunities to expand our intellectual property portfolio;

●	our intended use of proceeds of any offering of our securities;

●	our intention with respect to not paying any cash dividends on Common Shares in the foreseeable future;

●	our intention to retain future earnings, if any, to finance expansion and growth;

●	projected competitive conditions with respect to our products;

●	the estimated size of the market for robotic surgical systems for abdominal surgery; and

●	the potential market for the securities issuable under the Offering.

When used in this Prospectus, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to us or our management, are intended to identify forward-looking statements.

Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	risks relating to our ability to obtain additional financing;

●	risks relating to our history of losses;

●	risks and uncertainties relating to the generating sustainable earnings from our contemplated products;

●	risks related to loss of key members of management and/or ability to attract and retain qualified employees;

●	risks related to dependence on third parties retained to conduct preclinical studies;

●	risks related to increased competition in the robotic surgical market;

●	risks related to licensing and/or infringement of intellectual property rights of third parties;

●	risks related to the price and volume volatility of the Common Shares;

●	risks related to governmental regulations and approval processes of Food and Drug Administration of the United States Department of Health and Human Services, including possible changes thereto;

●	risks related to acceptance of our technology; and

●	risks related to the ability to maintain the listing of the Common Shares on the TSX and Nasdaq.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors”, in our 40-F and the Annual Information Form (each as defined below) and elsewhere.  The forward-looking statements in this Prospectus are based on the reasonable beliefs, expectations and opinions of management on the date the forward-looking statements are made, and, except as required by law, we do not assume any obligation to update forward-looking statements if circumstances or our management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of this Prospectus and in any applicable Prospectus Supplement, as well as in our other documents incorporated by reference herein.

PUBLICALLY AVAILABLE INFORMATION ON TITAN

We file reports and other information with the securities commissions and similar regulatory authorities in the provinces of Canada (collectively, the “Commissions”).  These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), relating to foreign private issuers and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and securities regulatory authorities in Canada.  As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Investors may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C.  Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.  Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms.  Investors may also read and download documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

Readers should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement.  We have not authorized anyone to provide the reader with different information.  We are not making an offer of the Securities in any jurisdiction where the offer is not permitted.  Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law.  It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates.  Our business, financial condition, results of operations and prospects may have changed since those dates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the Commissions and filed with, or furnished to, the SEC.  Copies of the documents incorporated herein by reference may be obtained on request without charge upon written or oral request from our Chief Financial Officer at 170 University Avenue, Suite 1000, Toronto, Ontario, M5H 3B3 (telephone 416-548-7522).  Copies of these documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com and on the SEC’s Electronic Data Gathering and Retrieval System, which can be accessed online at www.sec.gov and at our website at www.titanmedicalinc.com

The following documents, which we filed or furnished with the Commissions and the SEC, as applicable, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Our Form 40-F Annual Report dated March 29, 2019 for the year ended December 31, 2018 (the “40-F”) filed with the SEC on March 29, 2019;

(b)	Our Material Change Report dated March 6, 2019 which was included as Exhibit 99.1 to the Form 6-K filed with the SEC on March 8, 2019;
(c)	Our Material Change Report dated March 28, 2019 which was included as Exhibit 99.1 to the Form 6-K filed with the SEC on May 30, 2019;
(d)	Our Unaudited Condensed Interim Financial Statements for the three-month period ended March 31, 2019, which were included as Exhibit 99.1 to the Form 6-K filed with the SEC on May 14, 2019;

(e)	Our Management Discussion and Analysis for the three-month period ended March 31, 2019 (the “March 2019 MD&A”), which was included as Exhibit 99.2 to the Form 6-K filed with the SEC on May 14, 2019;

(f)	Our management information circular for the annual general meeting of shareholders held on May 29, 2019 which was included as Exhibit 99.1 to the Form 6-K filed with the SEC on May 30, 2019; and

In addition, this Prospectus shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by us pursuant to the U.S. Exchange Act prior to the termination of the Offering made by this Prospectus.  We may incorporate by reference into this Prospectus any Form 6-K that is submitted to the SEC after the date of the filing of the registration statement of which this Prospectus forms a part and before the date of termination of this Offering.  Any such Form 6-K that we intend to so incorporate shall state in such form that it is being incorporated by reference into this Prospectus.  The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and the readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

A Prospectus Supplement containing the specific terms of an Offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the Offering of the Securities covered by that Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RISK FACTORS

An investment in our Securities is highly speculative and subject to a number of known and unknown risks.  Only those persons who can bear the risk of the entire loss of their investment should purchase our Securities.  You should carefully consider the risk factors set forth below along with the risk factors in the 40-F, the March 2019 MD&A and the other information contained in this Prospectus, as updated by our subsequent filings under the U.S. Exchange Act, and the risk factors and other information contained in any applicable Prospectus Supplement, before purchasing any of our Securities.

You may experience future dilution as a result of future equity offerings.
In order to raise additional capital, we may in the future offer additional Common Shares or other securities convertible into or exchangeable for Common Shares at prices that may not be the same as the price per share paid by any investor in an offering in a subsequent Prospectus Supplement. We may sell shares or other securities in any other offering at a price per share that is less than the price per share or other security paid by any investor in an offering in a subsequent Prospectus Supplement, and investors purchasing shares or other securities in the future could have rights superior to you. The price per share at which we sell additional Common Shares or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by any investor in an offering under a subsequent Prospectus Supplement.
There can be no assurance as to the liquidity of the trading market for certain Securities or that a trading market for certain Securities will develop.
With the exception of certain warrants previously issued by us and listed on the TSX, there is no public market for our warrants, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of Warrants. If these securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities, prevailing interest rates and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for any Warrants or that a trading market for these securities will develop.
MATERIAL CHANGES

Except as otherwise disclosed in this Prospectus there have been no material changes to our operations that have occurred since December 31, 2018, and that have not been described in a report on Form 6-K furnished under the U.S. Exchange Act and incorporated by reference into this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth our capitalization and indebtedness as of March 31, 2019.  This table should be read in conjunction with our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2019, which are incorporated by reference into this Prospectus.

As at March 31, 2019

Liabilities
Accounts payable and accrued liabilities	$6,495,644
Other current liabilities – with warrant liability	33,774,970
Total current liabilities	40,270,614
Loan payable	0
Long-term liability	0
Total non-current liabilities	0
Equity
Common shares	189,726,067
Warrants	0
Contributed surplus	6,903,766
Deficit	(201,220,574)
Total equity/(deficit)	(4,590,741)
Total liabilities and equity	35,679,873

There have been no material changes in our share capital, on a consolidated basis, since the date of our unaudited interim condensed consolidated financial statements as at and for the three month period ended March 31, 2019, which are incorporated by reference in the Prospectus.

DESCRIPTION OF SHARE CAPITAL

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares with no par value of which 31,150,237 were issued and outstanding as at March 31, 2019.

The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote in respect of each Common Share held at the record date for each such meeting. The holders of Common Shares are entitled, at the discretion of the Board, to receive out of any or all of our profits or surplus properly available for the payment of dividends, any dividend declared by the Board and payable by us on the Common Shares. The holders of the Common Shares will participate pro rata in any distribution of our assets upon liquidation, dissolution or winding-up or other distribution of our assets. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of our securities issued and outstanding at such time ranking in priority to the Common Shares upon our liquidation, dissolution or winding-up. Common Shares are issued, on authorization and approval from the Board, from treasury without par value and only as fully paid and are non-assessable. Common Shares will only be issued through the book-based system administered by CDS in Canada and by DTC in the United States, except in limited circumstances.

Warrants
As of the date of this prospectus, we have 21,203,411 warrants outstanding to purchase Common Shares at exercise prices ranging from $3.20 to $36.07. The holders of Warrants are entitled to exercise, prior to expiry of the Warrant, a Warrant to purchase an equal number of Common Shares upon delivery to the Company of the aggregate price specified in the Warrant for receiving a Common Share. Only on receipt of a Common Share, and not prior, is a person entitled to the rights that holders of Common Shares (as outlined above) are entitled to.
All outstanding warrants are governed by warrant indentures entered into between the Company and Computershare Trust Company of Canada (or its predecessor, Olympia Transfer Services Inc.), as warrant agent thereunder, and/or warrant certificates, as the case may be, dated the date of issue of each series of warrants.

Share Options

The Company has established a stock option plan for officers, directors, employees and service providers of the Company, prepared in compliance with the requirements of the TSX, which is administered by the Board.  As of the date of this Prospectus, we have 960,195 Common Share options outstanding with an exercise price that ranges between 1.55 and 43.28.

Share Capital History

On June 19, 2018, a share consolidation, on the basis of 30 pre-consolidation Common Shares forming one post-consolidation Common Share, was completed and our outstanding common shares were adjusted from 419,888,250 to 13,996,275.  The number of Common Shares purchasable upon the exercise of each warrant, broker warrant and stock option has been adjusted one to 0.033333 (requiring 30 warrants, 30 broker warrants or 30 options, as the case may be, to purchase one Common Share).  Where appropriate, all references to units, Common Shares, warrants, and stock options have been updated to reflect the 1:30 share consolidation.

Issuances During Q1 2019

In addition, we completed an offering of securities pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). We sold 8,455,882 units under the offering at a price of $3.40 per unit for gross proceeds of approximately $28,750,000.  Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitling the holder to acquire one Common Share at an exercise price of $4.00 and expiring March 21, 2024. We issued broker warrants to Bloom Burton entitling the holder to purchase 591,911 Common Shares at a price of $3.40 and expiring March 18, 2021.

In addition, we issued 1,018,506 Common Shares upon the exercise of Common Share purchase warrants at an exercise price of $3.20.

Issuances During Q3 2018

On August 10, 2018, we completed an offering of securities pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton. We sold 7,679,574 units under the offering at a price of $2.50 per unit for gross proceeds of approximately $19,198,935.  Each unit consisted of one Common Share and one Common Share purchase warrant, each warrant entitling the holder to acquire one Common Share at an exercise price of $3.20 and expiring August 10, 2023. In connection with the offering, 537,570 broker warrants were issued each entitling the holder to acquire one Common Share at a price of $2.50 and expiring August 10, 2020.
Issuances During Q2 2018

On April 10, 2018, we completed an offering of securities pursuant to an agency agreement dated April 3, 2018 between Bloom Burton and us.  We sold 1,126,665 units under the Offering at a price of CDN $9.00 per unit for gross proceeds of approximately $8,035,941.  Each unit consisted of one Common Share and 0.03333 warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of CDN $10.50 and expiring April 10, 2023. In connection with the offering, 89,795 broker warrants were issued entitling the holder to acquire one Common Share at a price of CDN $9.00 and expiring April 10, 2020.

On May 10, 2018, we announced the exercise of the over-allotment option granted to Bloom Burton as agent for our offering, at a price of CDN $9.00 per unit, completed on April 10, 2018 wherein we sold an additional 168,889 units at the offering price for additional gross proceeds of $1,189,856.  Each unit consisted of one Common Share and 0.03333 warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of CDN $10.50 and expiring April 10, 2023.

Issuances During Q1 2018

We issued an aggregate of 6,497 Common Shares upon the exercise of Common Share purchase warrants at exercise prices between CDN $6.00 and CDN $8.10. We also issued an aggregate of 7,500 Common Shares pursuant to consultant agreements at a prices between CDN $8.10 and CDN $12.60.

Issuances During Q4 2017
On December 5, 2017, we completed an offering of units made pursuant to an agency agreement dated November 30, 2017 between Bloom Burton and us. We sold 1,533,333 units at a price of CDN $15.00 per unit for gross proceeds of approximately $18,137,800. Each unit consisted of one Common Share and 0.03333 warrant, each whole warrant entitling the holder to acquire one additional Common Share at an exercise price of CDN $18.00 and expiring December 5, 2022. In connection with the offering, 105,350 broker warrants were issued entitling the holder to acquire one Common Share at a price of CDN $15.00 and expiring December 5, 2019. On October 20, 2017 and October 30, 2017, we completed a non-brokered private placement offering of 446,197 Common Shares, for aggregate gross proceeds of $2,677,326, to subscribers in Canada, the United States and Europe.

We issued an aggregate of 1,404,753 Common Shares upon the exercise of Common Share purchase warrants and broker warrants at exercise prices between CDN $4.50 and CDN $15.00. We also issued an aggregate of 7,500 Common Shares pursuant to consultant agreements at a prices between CDN $11.40 and CDN $14.40.

Issuances During Q2 and Q3 2017
On June 29, 2017, we completed an offering of securities pursuant to an agency agreement dated June 26, 2017 between Bloom Burton and us. At the first closing on June 29, 2017, we sold 1,612,955 units at a price of CDN $4.50 per unit for gross proceeds of approximately $5,576,357. Each unit consisted of one Common Share and 0.03333 warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of CDN $6.00 and expiring June 29, 2022. On July 21, 2017, Titan completed the second closing of the offering pursuant to which we sold an additional 370,567 units at a price of CDN $4.50 per unit for gross proceeds of approximately $1,328,871.  In connection with the offering, 135,473 broker warrants were issued entitling the holder to acquire one Common Share at a price of CDN $4.50 and expiring June 29, 2019.
Additionally, on August 24, 2017, we completed a $2,000,000 equity conversion with Longtai Medical Inc. (“Longtai Medical”), pursuant to which 563,067 units were issued. Each unit consisted of one Common Share and 0.03333 warrant, each whole warrant entitling Longtai Medical to acquire one additional Common Share at an exercise price of CDN $6.00 and expiring August 24, 2022.
We issued an aggregate of 525,585 Common Shares upon the exercise of Common Share purchase warrants at exercise prices between CDN $6.00 and CDN $12.00.
Issuances During Q1 2017
On March 16, 2017, Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between Bloom Burton and us. We sold 715,573 units under the offering at a price of CDN$10.50 per unit for gross proceeds of approximately $5,642,537. Each unit consisted of one Common Share and (i) 0.01666 of one warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of CDN $12.00 and expiring March 16, 2019, and (ii) 0.01666 of one warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of CDN $15.00 and expiring March 16, 2021. In connection with the offering, 50,005 broker warrants were issued entitling the holder to acquire one Common Share at a price of CDN $10.50, which expired on March 16, 2019.

Issuances During H2 2016
On September 20, 2016, we completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between us and Bloom Burton and Echelon Wealth Partners Inc. We sold 569,444 units under the offering at a price of CDN $18 per unit for gross proceeds of $7,749,000. Each unit consisted of one Common Share and 0.03333 warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of CDN $22.50 and expiring September 20, 2021. On October 27, 2016, the Company sold an additional 67,667 units at the offering price of CDN $18 per unit for additional gross proceed of $909,846 pursuant to the exercise of the over-allotment option. In connection with the offering, 38,850 broker warrants were issued entitling the holder to acquire one Common Share at a price of CDN $22.50, which expired on September 20, 2018.
MEMORANDUM AND ARTICLES OF ASSOCIATION
Incorporation

We are an Ontario corporation, being the successor corporation formed pursuant to an amalgamation under the Business Corporations Act (Ontario) (the “OBCA”) on July 28, 2008.
Objects and Purposes of the Company
Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles on the business that we may carry on.
Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.
Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director’s or officer’s interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our Board or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our Board or shareholders, and a director interested in a contract or transaction so referred to our Board shall not attend any part of a meeting of our Board during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.
Subject to our articles and any unanimous shareholder agreement, our directors shall be paid such remuneration for their services as our Board may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board or any committee thereof.
The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director’s remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

A director or officer who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us or a proposed contract or transaction with us, and such contract or transaction is material to us; or (b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.
Borrowing Powers of Directors

Our articles and corporate by-laws provide that, if authorized by our directors, we may:
•	borrow money upon our credit;
•	issue sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Company; and

•
charge, mortgage, hypothecate, pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or money borrowed, or other debt or liability of the Company.

Amendment to the borrowing powers described above requires an amendment to our articles and corporate by-laws. Our articles and corporate by-laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our Board may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that our Board will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.
Qualifications of Directors

Under our articles and corporate by-laws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt.
Subject to the OBCA, at least 25% of the directors must be resident Canadians. If we have less than four directors, at least one director must be a resident Canadian.
Share Rights
See the discussion in the section of this prospectus entitled “Description of Share Capital” for a summary of our authorized capital and the rights attached to our common shares.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.
Meetings
Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.
Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as our Board may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.
Meetings of our shareholders shall be held at our registered office or, if our Board shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.
Our Board, the chair of our Board or our chief executive officer shall have power to call a special meeting of our shareholders at any time.
The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.
Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is one person, present in person or by proxy and holding in aggregate not less than 20% of our issued shares entitled to vote at such meeting.
Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our articles, by-laws, or other charter documents.
Change in Control

There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or our subsidiaries.
Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

Differences in Corporate Law

We are governed by the OBCA, which is generally similar to laws applicable to United States corporations. Significant differences between the OBCA and the Delaware General Corporate Law, or DGCL, which governs companies incorporated in the State of Delaware, include the following:
Board of Director Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third the number of directors, but no less.

Under the OBCA, subject to an Ontario corporation’s articles or bylaws, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors. Where a corporation has fewer than three directors, all directors must be present at any meeting to constitute a quorum.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

Under the OBCA, subject to an Ontario corporation’s articles or bylaws, where there is a vacancy or vacancies in the board of directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

Transactions with Directors and Officers

Delaware	Ontario

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The OBCA requires that a director or officer of a corporation who is: (i) a party to a material contract or transaction or proposed material contract or transaction with the Company; or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from attending the part of the meeting during which the contract or transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the Company. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the Company at the time it was approved, the director or officer is not accountable to the Company or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the Company at the time it was approved, the director or officer is not accountable to the Company or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director’s or officer’s interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director’s or officer’s interest in the notice of meeting or management information circular.

Call and Notice of Stockholder Meetings

Delaware	Ontario

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the Company’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting. Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

Stockholder Action by Written Consent

Delaware	Ontario

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the Company’s certificate of incorporation.	Under the OBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Stockholder Nominations and Proposals

Delaware	Ontario

Not applicable.
Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders’ meeting and, subject to such shareholder’s compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the Company is required to include such proposal in the information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the Company at least 60 days before the anniversary date of the last annual shareholders’ meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised.

In addition, the OBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class or series of shares of the Company entitled to vote at the meeting to which the proposal is to be presented.

Stockholder Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

Under the OBCA, unless the bylaws otherwise provide, the holders of a majority of the shares of an OBCA corporation entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum.

Amendment of Governing Instrument

Delaware	Ontario

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the Company, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of Articles. Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of Bylaws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation nay, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Amendment of Bylaws. Under the OBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation and they must submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

Votes on Mergers, Consolidations and Sales of Assets

Delaware	Ontario

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the Company entitled to vote thereon.

Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

Dissenter’s Rights of Appraisal

Delaware	Ontario

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent flume, merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

Under the OBCA each of the following matters listed will entitle shareholders to exorcise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the Company’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares; (iii) an amendment to the Company’s articles to add, change or remove any restriction upon the business or businesses that the Company may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Change of Control Restrictions

Delaware	Ontario

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the Company’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

While the OBCA does not contain specific anti- takeover provisions with respect to “business combinations”, roles and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), contain requirements in connection with, among other things, ‘related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term “related party” includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used to continue developing our single-port robotic surgical system, to prepare our regulatory filings in anticipation of commercialization and for general corporate purposes, including funding working capital, potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
All expenses relating to an Offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

We may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents.  Each Prospectus Supplement will set forth the terms of the Offering, including the name or names of any underwriters or agents, if any, the purchase price or prices of the Securities and the proceeds we will receive from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices including sales in transactions that are deemed to be “at-the-market” distributions, including sales made directly on the TSX, Nasdaq or other existing trading markets for the securities.  The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.  If, in connection with the Offering of Securities at a fixed price or prices, the underwriters, if any, have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933 and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any Offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular Offering of Securities, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES

Common Shares

We may issue Common Shares.  Shares may be offered separately or together with other Securities and may be attached to or separate from any other Securities.  See “Description of Share Capital” for a description of the general terms that will apply to any Shares issued pursuant to this Prospectus.  The Shares to be issued in connection with any Offering hereunder will be authorized by our Board at such time as the Board determines to conduct an Offering hereunder.

Warrants

We may issue Warrants to purchase Shares.  This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.  Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities.

Each series of Warrants may be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent.  The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered.  The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.  The Prospectus Supplement relating to any Warrants we offer will describe the Warrants and the specific terms relating to the Offering.  The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the designation, number and terms of the Shares that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants and any provisions for changes or adjustments in the exercise price;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	as applicable, material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement.  Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of Shares. We may amend the warrant indenture(s), if any, and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

We have not applied and do not intend to apply to list the Warrants on any securities exchange. There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Units

We may issue Units, which may consist of one or more Shares, Warrants or any combination of Securities as is specified in the relevant Prospectus Supplement.  In addition, the relevant Prospectus Supplement relating to an Offering of Units will describe all material terms of any Units offered, including, as applicable:

•	the designation and aggregate number of Units being offered;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

•	the date or dates, if any, on or after which the Securities comprising the Units will be transferable separately;

•	whether we will apply to list the Units on any exchange;

•	material income tax consequences of owning the Units, including how the purchase price paid for the Units will be allocated among the Securities comprising the Units; and

•	any other material terms or conditions of the Units.

TRADING

The Common Shares are listed for trading in Canada on the TSX under the symbol “TMD”. The Common Shares are also traded on the Nasdaq in the United States under the symbol “TMDI”.

DILUTION
Purchasers of Securities in an Offering may suffer immediate and substantial dilution in the net tangible book value per share of Common Shares. Dilution in net tangible book value per share represents the difference between the amount per Share paid by purchasers in an Offering and the net tangible book value per share of Common Shares immediately after an Offering.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a statement of the expenses (all of which are estimated), other than any underwriting discounts and commissions and expenses reimbursed by us, if any, to be incurred in connection with a distribution of an assumed amount of $[●] of Securities under the Offering.

SEC registration fees	$	●
Nasdaq Listing fees		(1)
TSX Listing fees		(1)
Printing Expenses		(1)
Legal fees and expenses		(1)
Accountants’ fees and expenses		(1)
Transfer agent fees and expenses		(1)
Miscellaneous		(1)
Total	$

Notes:
(1)	To be provided by a Prospectus Supplement, or as an exhibit to a Report on Form 6-K that is incorporated by reference into this Prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
MATERIAL CONTRACTS

There are no material contracts to which we are a party other than contracts entered into in the ordinary course of business.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

CERTAIN INCOME TAX CONSIDERATIONS

Material income tax consequences relating to the purchase, ownership and disposition of any of the Securities offered by this Prospectus will be set forth in the applicable Prospectus Supplement relating to the Offering of those Securities.  You are urged to consult your own tax advisors prior to any acquisition of our Securities.

DOCUMENTS ON DISPLAY

Copies of the documents referred to in this Prospectus, or in the registration statement, may be inspected at our registered office at 170 University Avenue, Suite 1000, Toronto, Ontario, M5H 3B3 during normal business hours.

EXPERTS

Our financial statements as at December 31, 2018 incorporated by reference in this Prospectus have been audited by BDO Canada LLP, independent auditors, as set forth in their report incorporated by reference in this Prospectus.

LEGAL MATTERS

Certain Canadian legal matters relating to the validity of the securities offered by this Prospectus are being passed upon by  Borden Ladner Gervais LLP, Toronto, Ontario, our Canadian counsel.

INTEREST OF EXPERTS AND COUNSEL

To our knowledge, none of the experts or counsel named in this Prospectus held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of our Company or one of our associates or affiliates otherwise than by remuneration as employees or consultants of our business, none of which is contingent on the success of an offering of the Securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers
Under the Business Corporations Act (Ontario), we may indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity (each of the foregoing, an "individual"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, on the condition that (i) such individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company's request; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Company shall not indemnify the individual unless the individual had reasonable grounds for believing that his or her conduct was lawful.
Further, we may, with the approval of a court, indemnify an individual in respect of an action by or on behalf of the Company or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual's association with the Company or other entity as a director or officer, a former director or officer, an individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions in (i) and (ii) above. Such individuals are entitled to indemnification from the Company in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the Company or other entity as described above, provided the individual seeking an indemnity: (A) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (B) fulfills the conditions in (i) and (ii) above.
Our by-laws provide that, Subject to the Business Corporations Act (Ontario), the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interest of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company's request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the individual's conduct was lawful.
The Company maintains directors' and officers' liability insurance which insures directors and officers for losses as a result of claims against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporations Act (Ontario).

Item 9.  Exhibits

EXHIBIT INDEX
Exhibit Number	Description
1.1*	Form of Underwriting Agreement for Shares, Warrants and/or Units
3.1	Articles of Amalgamation dated July 28, 2008
3.2	Articles of Amendment dated June 19, 2018
3.3	Amended and Restated By-Law No. 1 dated June 9, 2015
4.1	Specimen Stock Certificate
4.2*	Form of Subscription Agreement
4.3*	Form of Warrant Agreement
4.4*	Form of Warrant Indenture
4.5*	Form of Warrant Certificate
4.6*	Form of Unit Agreement
5.1	Opinion of Borden Ladner Gervais LLP regarding validity of the securities offered
23.1	Consent of Borden Ladner Gervais LLP (included in Exhibit 5.1)
23.2	Consent of BDO Canada LLP
24.1	Powers of Attorney (included in the signature page)

* To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including any Report of Foreign Private Issuer on Form 6-K, and incorporated herein by reference if necessary or required by the transaction.

Item 10. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada, on ___________, 2019.

TITAN MEDICAL INC.

By:
Stephen Randall Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Stephen Randall and David McNally as the undersigned’s true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and any and all additional registration statements (including amendments and post-effective amendments thereto) in connection with any increase in the amount of securities registered with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

David McNally	President, Chief Executive Officer (Principal Executive Officer) and Director

Stephen Randall	Chief Financial Officer (Principal Financial and Accounting Officer) and Director

Charles W. Federico	Director and Chairman

John E. Schellhorn	Director

John E. Barker	Director

Domenic Serafino	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Titan Medical Inc. in the United States, on _____________, 2019.

By:
Name:
Title: